May 11, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE
Washington, D.C. 20549

Attn:	Tracey McKoy
Angela Connell Kasey Robinson Suzanne Hayes

Re:	Falcon Capital Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed April 9, 2021
File No. 333-253113

Dear Ms. McKoy, Ms. Connell, Ms. Robinson and Ms. Hayes:

On behalf of our client, Falcon Capital Acquisition Corp., a Delaware corporation (the “Company”), we file herewith Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 9, 2021 (the “Registration Statement”). Set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the Registration Statement contained in the Staff’s letter dated April 23, 2021 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 2.

The Business Combination Proposal

Background of the Business Combination, page 87

1.	We note your revised disclosure in response to comment 10 and reissue the comment in part. Please provide additional detail regarding the negotiations with Sharecare relating to material terms of the transaction including, but not limited to, structure, consideration, valuation, PIPE, and proposals and counter-proposals. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, how and why they evolved over time, and how you reached agreement on the final terms. Further explain how the competing bid for Sharecare by another SPAC impacted the valuation and consideration.

Response: The Company has revised the disclosure on pages 88-93 of Amendment No. 2 to address the Staff’s comment.

Certain Projected Financial Information, page 94

2.	We note your revised disclosure in response to comment 13. Please expand the disclosure on page 95 to describe with greater specificity and quantify, as applicable, the basis for material assumptions underlying the projections, including Sharecare’s anticipated market position relative to its peers. Additionally, discuss the possible impact if the assumptions are incorrect.

Response: The Company has revised the disclosure on page 97 of Amendment No. 2 to address the Staff’s comment.

Revenue Excluding Warrants, page 183

3.	Please address the following with respect to your non-GAAP measure Revenue excluding Warrants:

●	You indicate that this non-GAAP measure adds back the non-cash value of warrants issued to clients for meeting specific revenue thresholds and that this amount is reported as an offset to revenues in your financial statements. However, we could not locate any discussion of such warrants and their accounting impact in your accounting policy footnote. Please revise to describe the terms of your arrangements with customers that would result in the issuance of warrants as a result of customers meeting specific revenue thresholds. Also clarify how you applied ASC 606 in determining the appropriate accounting for these warrants.
●	Explain to us why you believe this non-GAAP measure does not result in a measure that reflects an individually tailored recognition method and therefore violate Rule 100(b) of Regulation G. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: From time to time, Sharecare grants warrants to certain customers based on performance milestones. Consistent with the classification guidance in ASC 606-10-32-25, Sharecare accounts for consideration payable in the form of warrants to a customer as a reduction of the transaction price and, therefore, of revenue.  Given the formula in each of these customer warrant arrangements is a function of the related revenue, Sharecare estimates the transaction price of those revenue arrangements inclusive of the estimated value of warrants expected to be earned; that is, the estimated transaction price is reduced by the estimated value of warrants expected to be earned.  Consistent with the measurement guidance in ASC 606-10-32-25A, since warrants to customers represent equity instruments granted in conjunction with selling goods or services, Sharecare measures the value of the warrants at the grant date in accordance with Topic 718. Since the value of warrants issued to customers is not material to any of the periods presented in Sharecare’s financial statements, Sharecare did not include discussion within its accounting policy footnote.  The Company has removed the non-GAAP measure from the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sharecare section of Amendment No .2 to be consistent with Sharecare’s accounting policy footnote as the warrants are not material to its financial statements for any of the periods presented.

Item 21. Exhibits and Financial Statement Schedules, page II-2

4.	We note your response to comment 28. However, we note your disclosure throughout and in Section 8.3 of the Merger Agreement that the parties intend for the merger to be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and/or as part of a tax-deferred transaction pursuant to Section 351 of the Code. Please have counsel revise its opinion to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. Please also revise your disclosures to express a firm opinion for each material tax consequence, or explain why such an opinion cannot be given, and remove language stating that it is intended that, or generally, certain material tax consequences will apply. Please also remove any statement that assumes the material tax consequences at issue. Refer to Section III of Staff Legal Bulletin 19.

Response: The Company has revised the disclosure on pages 70 and 244 of Amendment No. 2 to address the Staff’s comment. Additionally we have provided a revised Exhibit 8.1 from King & Spalding LLP.

* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Bryan Luchs at (212) 819-7848 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Alan Mnuchin, Chief Executive Officer and Chairman, Falcon Capital Acquisition Corp.